                              OLD GUARD GROUP, INC.

                        Pro Forma Appraisal Update Report

                          Joint Plan of Conversion from
                          Mutual to Stock Organization























                                  Prepared by:


--------------------------------------------------------------------------
Berwind Financial Group, L.P.                                              Logo
--------------------------------------------------------------------------
3000 Centre Square West, 1500 Market Street, Philadelphia, Pa. 19102 -
(215) 575-2395 - Fax (215) 564-5402

                        STATEMENT OF LIMITING CONDITIONS

================================================================================

             All facts and data set forth in this report are true and accurate to the best of the appraiser's knowledge and belief.

           Neither the fee nor payment thereof for this appraisal update is contingent upon the values reported.

           The information, estimates, and data contained in this update were obtained from sources believed to be reliable, but Berwind Financial Group, L.P. ("Berwind") assumes no responsibility for their accuracy.

           We have made a personal inspection of the business appraised. Berwind has made no investigations of, and assumes no responsibility for the titles to, or any liabilities against, the business. Berwind further assumes that there are no hidden or unexpected conditions of either the real or personal property which would affect value.

           Berwind does not have any present, prospective, direct or indirect interest in the business herein appraised. All opinions as to the appraised value of the business in total are presented as the appraiser's considered opinion based on the facts and data set forth in this report and may not be used out of the context presented herein.

           Neither all nor any part of the contents of this valuation report shall be conveyed to the public through advertising, public relations, news, sales or other media without the prior written consent and approval of Berwind.



================================================================================
                                                   Berwind Financial Group, L.P.

                                TABLE OF CONTENTS

================================================================================



Section                                                                    Page
-------                                                                    ----

1.   UPDATED APPRAISAL LETTER



2.   INTRODUCTION...........................................................1-3



3.   COMPANY BACKGROUND AND DESCRIPTION.....................................4-7



4.   MARKET AREA AND INDUSTRY DISCUSSION...................................8-15



5.   FINANCIAL REVIEW.....................................................16-27



6.   APPRAISAL DISCUSSION.................................................28-39





================================================================================
                                                   Berwind Financial Group, L.P.

February 7, 1997



PERSONAL & CONFIDENTIAL
-----------------------

Board of Directors
Old Guard Mutual Insurance Company,
Old Guard Mutual Fire Insurance Company, and
Goschenhoppen-Home Mutual Fire Insurance Company
c/o Mr. David E. Hosler, CPCU
President & Chief Executive Officer
Old Guard Insurance Group
2929 Lititz Pike
Lancaster, PA 17604

Directors:

         Berwind Financial Group, L.P. ("Berwind") has been retained by the Board of Directors to render an update (the "Update") to its independent appraisal ("Appraisal") of the estimated pro forma fair market value of Old Guard Mutual Insurance Company ("OGMIC"), Old Guard Mutual Fire Insurance Company ("OGMFIC") and Goschenhoppen-Home Mutual Insurance Company ("GHMIC") (collectively, "Insurance Companies") as subsidiaries of Old Guard Group, Inc. ("OGGI" or the "Company"). We understand that the Company will offer common stock (the "Common Stock") in an amount equal to this pro forma fair market value in an offering (the "Offering") conducted in conjunction with a Joint Plan of Conversion (the "Plan"). Pursuant to the Plan, OGGI, an insurance holding company, will purchase all the authorized stock of each of the Insurance Companies, which will convert from mutual to stock form (the "Reorganization"). References to OGGI, Company, OGMIC, OGMFIC, GHMIC, and Insurance Companies herein shall include such entities in their current (mutual) forms, or their post-Reorganization form, as indicated by the context.

Board of Directors
February 7, 1997
Page 2


         Upon completion of the Reorganization, the Company will have shares of Common Stock issued and outstanding to the Company's employee stock ownership and management stock bonus plans, policyholders of the Insurance Companies, directors, officers and employees of OGGI and the Insurance Companies, and potentially members of the general public including members of the local community. Pursuant to the Reorganization, the Company has received the approval of the Pennsylvania Department of Insurance ("PDI") on its joint application for approval of the conversion. The Reorganization shall be accomplished in accordance with the procedures set forth in the Plan adopted by the Company's Board of Directors, the requirements of applicable laws and regulations, and the policies of the PDI.

         Berwind, as part of its investment banking business, is regularly engaged in the valuation of assets, securities, and companies, in various types of asset and security transactions including the valuation of assets, securities and companies in mergers, acquisitions, capital raisings and leveraged buyouts.

         In accordance with the terms of our engagement letter dated June 3, 1996, we submit this Update which includes our opinion and summarizes the procedures used in arriving at our conclusion. Our original Appraisal, dated August 19, 1996, is incorporated herein by reference.

         A. Documentation and Information Examined

            As background for analysis of the proposed transaction, we reviewed the history, current operations and future prospects of OGGI with certain members of the Company's management. Our financial analysis is based upon, but not limited to, a review of the following documents and information we examined during the course of our analysis:

            1. Agreement and Joint Plan of Conversion dated May 31, 1996.

            2. OGGI Prospectus dated January 15, 1997.

            3. Audited financial statements for the two year period ended
               December 31, 1995.

            4. Internally-prepared financial statements for the nine month period ended September 30, 1996.

            5. Internally prepared unaudited projected consolidated income statements for the years 1997-2001. Projections indicate earnings results under particular assumptions indicated in the projections.

Board of Directors
February 7, 1997
Page 3

            6. Organizational charts for Old Guard Insurance Group.

            7. Other such items as provided by management in fulfillment of the
               Information Request List attached as Exhibit A.

         B. Persons Interviewed

            During the course of our analysis, we conducted meetings and interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the assignment. These interviews and meetings included, but were not limited to:
            David E. Hosler, President, Chief Executive Officer and Chairman; Mark J. Keyser, Chief Financial Officer; Steven D. Dyer, Esquire, Secretary and General Counsel.

         C. Factors Considered

            We also reviewed, among other factors, demographics of the Company's primary market area and compared the Company's financial condition and operating performance with that of selected publicly-traded property/casualty insurers. We reviewed conditions in the securities markets in general and in the market for property/casualty insurance company common stock in particular.

            In arriving at our appraisal, we considered the following factors, among others, which we deemed relevant:

            1. The operating history and management of the Company.

            2. The nature of the businesses operated by OGGI and their future prospects.

            3. The historical and current operating results of OGGI and the factors affecting these results.

            4. The historical and current financial condition of the Company.

            5. Projected operating results of the Company entities for the years ending 1997 through 2001 prepared by management.

            6. Price to earnings ratios, price to book value and future growth prospects of publicly-traded comparable companies.

            7. Conditions in the general economy and the industry in which the
               Company operates.

Board of Directors
February 7, 1997
Page 4

            8. The financial terms and conditions of the proposed transaction.

            In addition, we conducted other such financial analyses, studies and investigations as deemed appropriate.

         D. Access to Information and Personnel

            During our analysis, we received access to all materials and personnel which we deemed necessary and adequate for the purpose of formulating the appraisal expressed in this letter, and no limitations were placed upon our investigations.

         E. Assumptions and Limitations

            As in the preparation of our original Appraisal, we did not independently verify the financial statements and other information provided by the Company and its independent accountants, nor did we independently value the assets or liabilities of OGGI. The Update considers the Company only as a going concern.

            Our Update is subject to the following assumptions and limitations, among others.

            1. We express no opinion as to the tax consequences, if any, to OGGI and its shareholders.

            2. We have made no independent verification of the financial and operating data supplied by management including, but not limited to, internal and audited financial statements and projected data for the years 1997 through 2001 for the Company and have accepted the information as presented. In addition, since Berwind is not qualified as an expert in detecting the presence of potentially hazardous material, we have relied upon management representation that there are no known environmental problems that would have a material affect on our Update.

            3. Our Update is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and speaks to no other time period.

            4. We assume that the proposed transaction is, in all respects, lawful under applicable law.

Board of Directors
February 7, 1997
Page 5

            5. In rendering our opinion, we have assumed with your permission, that the Act is constitutional and that no material monetary damages or other relief will be awarded against the Company in connection with its litigation with Donald Nikolaus. Were the act to be declared unconstitutional and/or material monetary damages or other relief awarded against the Company, sucn an event would have a material effect on our Update.

            6. We have assumed and relied upon the accuracy and completeness of the information reviewed by us and the information provided to us by OGGI's management without independent investigation. With respect to financial projections, we have assumed, for purposes of our appraisal, that they have been reasonably prepared by the Company's management on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

         F. Conclusions

            As of February 7, 1997, our estimated pro forma market value of OGGI as an insurance holding company was $33.4 million. This midpoint represents approximately the same value as the midpoint of the original Appraisal.

            Our Update is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of Common Stock in the Offering. Moreover, because this Update is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of pro forma market value. Berwind is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Berwind shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

                                          Sincerely,


                                          BERWIND FINANCIAL GROUP, L.P.

                                                                      Exhibit A



               INFORMATION UPDATE REQUIRED FOR APPRAISAL ANALYSIS
               --------------------------------------------------

               (Please update any information previously provided)

                            Old Guard Insurance Group

I. Financial - for Old Guard Mutual Insurance Company, Old Guard Mutual Fire Insurance Company and Goschenhoppen-Home Mutual Home Insurance Company.

    A. Most recent internal year to date results (with consolidating adjustments); Fiscal Year 1996 estimated results; FY 1997 budget. Accountants' management letter.

    B. Long-term financial projections and/or strategic plans (update and extension to projections previously supplied).

    C. Most recent statutory filings (insurance companies).

    D. Most recent Best report (insurance companies).

    E. Most recent actuarial report (insurance companies).

II. Other (on site as necessary; all 3 companies and OGGI)

    A. Minutes for Director's meetings for past year.

    B. Most recent Insurance Department Examination.

    C. Any meaningful changes to information previously supplied (list enclosed).

    D. Update to factual content of Berwind's August 1996 Appraisal Report.

    E. Discussion of terms and financial impact of acquisitions recently contemplated and/or currently under consideration.

                   INFORMATION REQUIRED FOR APPRAISAL ANALYSIS
                   -------------------------------------------

                            Old Guard Insurance Group


    The following list is intended to indicate the general areas of information required by Berwind in the completion of its appraisal analysis. Berwind understands that certain items may only be available for "on site" review.


I. Financial - for Old Guard Mutual Insurance Company, Old Guard Mutual Fire Insurance Company and Goschenhoppen-Home Mutual Fire Insurance Company

    A. Annual audited financial statements for the past five fiscal years; most recent internal year to date results; Fiscal Year 1996 estimated results; FY 1997 budget. Accountants' management letter.

    B. Any long-term financial projections or strategic plans.

    C. Most recent statutory filings.

    D. Loss Experience and Analysis - three years.

    E. Best reports for the latest three years.

    F. Schedule indicating adjusted, consolidated financial statements for 3 entities, if combined (GAAP basis, latest year and projection only).


II. Business Description - for Old Guard Mutual Insurance Company, Old Guard Mutual Fire Insurance Company and Goschenhoppen-Home Mutual Fire Insurance Company

    A. Principal Markets (by geography and insurance lines) and Competition.

       1. Number of customers in market area served.

       2. Customer concentration, if any.

       3. Competition - include names, market shares, and principal means of competing.

       4. Demographic information utilized to substantiate revenue projections.

       5. The names of public companies that provide similar services.

    B. Significant policies with regard to:

       1  Marketing.

       2. Compensation and incentive and benefits programs for executives and employees.

       3. Claims/Loss assessment and reserves.

       4. Investments.

       5. Pricing and Regulation.

       6. Capital Expenditures.

       7. Commissions/Agent Relationships.

       8. Reinsurance.

       9. Underwriting and delegation of authority.


III. Description of Facilities and Operations including:

     A. Location.

     B. Capacities, rates of utilization and required Capital Investment.

     C. Schedule of fair market value of real estate owned (include appraisals or cost-basis), if available.

     D. Equipment description (include for significant equipment only and give useful life remaining, estimated replacement costs, etc.).

IV. Management and Personnel - for Old Guard Mutual Insurance Company, Old Guard Mutual Fire Insurance Company and Goschenhoppen-Home Mutual Fire Insurance Company

     A. List of directors and their affiliations.

     B. Organization chart

     C. List of officers including title, age, length of service, former affiliation, and salary.

     D. Number of employees, union affiliations, strike record, employee benefit plans (including post retirement).

     E. Discussion of impact of FASB # 106 (post-retirement benefits).

     F. Discussion of known and potential environmental liabilities.

V.   Other

     A. Discussion of federal or state tax returns unsettled and any tax treatments in contention.

     B. Discussion of significant regulatory issues, in particular, any issues in contention.

     C. Discussion of significant or unusual leases.

     D. Schedule of pending litigation.

     E. Minutes for Director's meetings for past two years.

     F. Most recent Insurance Department Examination.

     G. Name of Actuary.

                                  INTRODUCTION
===============================================================================

Background, Purpose and Limiting Conditions

          This document is an update of an independent Appraisal dated August 19, 1996 prepared by Berwind Financial Group, L.P. for Old Guard Mutual Insurance Company, Old Guard Mutual Fire Insurance Company, and Goschenhoppen-Home Mutual Insurance Company as subsidiaries of Old Guard Insurance Group ("Company" or "OGGI"). OGGI will offer common stock in an amount equal to this pro forma fair market value in an offering conducted in conjunction with a Joint Plan of Conversion. Detailed information on the nature of the conversion can be found in the Form S-1 filed on January 15, 1997 with the SEC.

          In the course of preparing this Update, we reviewed and discussed with the Company and its management developments since our original Appraisal. This included, but was not limited to, recent financial performance as of September 30, 1996, projections, acquisition opportunities, competition, and other financial and legal matters.

          Where appropriate, we updated our original Appraisal with most recent available public information which we believe to be reliable. This information included, but was not limited to, property and casualty industry studies, quarterly regulatory filings for comparable companies, research reports, and census bureau data.


===============================================================================
                                        1         Berwind Financial Group, L.P.

                                  INTRODUCTION
===============================================================================


          As part of this Update, we examined and compared OGGI's performance with selected segments of the Property/Casualty industry ("P/C") and selected publicly-traded P/C companies. We reviewed conditions in the securities markets in general and the market for P/C company common stock in particular since the August 19th Appraisal.

          As in preparing our Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by OGGI, the Insurance Companies, their independent accountants and other industry sources we deemed to be reliable. We did not independently verify the financial statements and other information provided by the Company and its independent accountants, nor did we independently value the assets or liabilities of the Company.

          This Update is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of Common Stock in the Offering. Moreover, because such an Update is necessarily based on estimates and projections of a number of significant matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. Berwind is not a seller of securities within the meaning of any federal and state securities laws, and any report prepared by Berwind shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.


===============================================================================
                                        2         Berwind Financial Group, L.P.

                                  INTRODUCTION
===============================================================================

          Neither all nor any part of the contents of this Update shall be conveyed to the public through advertising, public relations, news, or other media without the prior written consent of Berwind.











===============================================================================
                                        3         Berwind Financial Group, L.P.

                       COMPANY BACKGROUND AND DESCRIPTION
===============================================================================

General Overview

          There is no material change since the original Appraisal in the Company's organizational structure, personnel, product mix, facilities, customers, marketing and sales, and competition. The effect these factors would have on our pro forma valuation remain as they were in our original Appraisal. However, there have been several developments affecting the Company which are discussed in the following pages including:

          (i)    acquiring controlling interest in First Delaware Insurance
                 Company;

          (ii)   making an investment in New Castle Mutual Insurance Company;

          (iii)  evaluating its rate structure;

          (iv)   obtaining preliminary fourth quarter 1996 financial results;
                 and,

          (v)    becoming a party to litigation.

First Delaware Insurance Company

          OGGI expects to acquire 80% of the common stock of First Delaware Insurance Company ("FDIC") through the purchase of shares directly from FDIC for an amount which may ultimately reach $3.0 million (although the mutual investment will be smaller based on FDIC capital requirements) and the purchase of additional shares from the sole shareholder of FDIC for approximately $1.8 million for an aggregate investment of $4.8 million. OGGI will finance this

===============================================================================
                                        4         Berwind Financial Group, L.P.

                       COMPANY BACKGROUND AND DESCRIPTION
===============================================================================

acquisition by drawing on its line of credit which will be repaid from the proceeds of the Offering. Although the acquisition of FDIC is not a material transaction to the Company on a consolidated basis, the Company believes that it illustrates the Company's goals to grow and diversify geographically through acquisitions.

          Substantially all of FDIC's book of business is in commercial lines, including businessowners and commercial multi-peril products and surety products, which are distributed through independent agents. For the nine months ended September 30, 1996, FDIC had a combined ratio of 95.8% on net premiums earned of $1.2 million. For the year ended December 31, 1995, FDIC had a combined ratio of 90.0% on net premium earned of $1.4 million. Net income in 1995 was $.15 million. Existing surplus was $1.5 million. The $3.0 million infusion of additional capital from OGGI should permit FDIC to increase its writings. Although FDIC's reinsurance programs have had a negative impact on earnings in recent years, FDIC, under OGGI's leadership, is forecast to improve profitability. Although this transaction expands the Company's scope of business, the size of the contribution is not expected to be material.

New Castle Mutual Insurance Company

          OGGI initially purchased a $1.0 million convertible surplus note from New Castle Mutual Insurance Company ("New Castle") and will have a commitment to purchase an additional $3.0 million of convertible surplus notes, subject to certain conditions. The initial $1.0 million investment was financed by drawing on its line of credit which will be repaid with the proceeds of the Offering. Initially, because New Castle will not be consolidated with the

===============================================================================
                                        5         Berwind Financial Group, L.P.

                       COMPANY BACKGROUND AND DESCRIPTION
===============================================================================

company and no present plan exists to include New Castle in the Insurance Companies' intercompany pooling arrangement, the Company does not expect the investment to have any effect on its financial condition, results of operation or liquidity. Net income in 1995 was $0.7 million. Existing surplus was $2.0 million.

          The Company will receive an $85,000 management fee for its investment and advisory services. OGGI plans to eliminate the inefficiencies in New Castle before New Castle converts to a stock company (expected to be two or more years from now) and OGGI acquires the rest of the entity. If in the future New Castle elects to convert from mutual to stock form, the Company elects to convert its surplus notes, and such conversion results in the indirect control of New Castle by the Company, the Company would consolidate its financial results with New Castle. Although this transaction may be the beginning of a process which will result in the Company's acquisition of New Castle, such an acquisition is not certain and the impact on the current financial condition and prospects of the Company is not material.

Pricing

          The Company is currently performing a comprehensive rate evaluation. This evaluation will both increase and decrease rates in the Company's different lines. Personal lines are considering surcharging for claim frequency and have increased homeowner rates for certain policies. Farm lines will structure their program so that they will also be able to surcharge for claim frequency. This comprehensive study of underwriting rates and program structure lends


===============================================================================
                                        6         Berwind Financial Group, L.P.

                       COMPANY BACKGROUND AND DESCRIPTION
===============================================================================

credibility to the Company's financial projections by showing management's detailed management of their underwriting programs.


Fourth Quarter 1996 Results

          The Company believes its quarter ended December 31, 1996 will be better than its previous quarter. This reflects a decrease in catastrophic losses stemming from the winter of 1996 and confirms management's contention that without the catastrophic losses in early 1996 the Company would have had significantly better results. For the quarter ended December 31, 1996 net premiums earned were $13.9 million and net income was approximately $650,000.

Litigation

          OGGI is the subject of litigation in connection with the President of Donegal Group's ("Donegal") charges that the statute governing demutualization is unconstitutional. The impact of such litigation is discussed in detail in the "Appraisal Discussion" section. Company management, however, continues to believe that a negative outcome is unlikely.


===============================================================================
                                        7         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================


Market Area

          The most recent available census information for the Company's geographic focus is for the year ended December 31, 1994. Therefore no update to information contained in our Appraisal is available. The FDIC acquisition as well as the New Castle investment give OGGI a stronger presence in Delaware with possibly slightly more exposure on the coastal area. To our knowledge, nothing materially has changed in the market area of the Company. In addition, the Company's focus in their market area has not changed significantly since our previous appraisal.


Industry and Capital Markets Discussion

Overview

          As support for our Update, we examined the most recent industry research and statistics for the property and casualty industry. While our earlier Appraisal included industry data from December 31, 1995, our Update includes industry data as of December 31, 1996, as well as market data as of December 31, 1996 (and as of the date of this Update, where available).

          Many fundamental market forces have not changed based on the latest data available, however, there are certain areas of difference that should be noted.

===============================================================================
                                        8         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================

          First, the combined ratios of the industry was estimated by A.M. Best to be 107.0% as of December 31, 1996. This compares unfavorably to the 106.5% ratio a year earlier. A.M. Best attributes this loss to weakening business fundamentals and increased competition that has forced insurers to cut prices.

          Secondly, the Dow Jones Propery/Casualty industry segment gained 18.73% for 1996. As of our previous Appraisal, it had been at a slight loss. However, the Dow Jones Industrial Average was up 26.01% for the same period. As before, the Property and Casualty industry continues to significantly lag the Dow.


          Lastly, catastrophic losses in 1996 were $7.4 billion compared to $8.3 billion in 1995.


Supporting Data


          The following compares in detail the industry outlook as of the date of this Update versus the outlook at our previous Appraisal. As can be seen, the latest available data indicates a continuation of certain negative trends for property/casualty insurers.

          Incurred losses and loss adjustment expenses (LAE) for 1996 increased 2.5% over 1995. Because individual underwriting profits have been small or negative, insurers' profitability has been largely dependent on net realized investment gains and income from investment portfolios. Therefore, changes in interest rates and performance of the capital markets greatly affect an insurer's performance. As interest rates rise, the value of an insurer's bond portfolio will drop as

===============================================================================
                                        9         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================

bond prices decrease. The same is true for a company's equity portfolio when equity markets decline. In 1996, the property/casualty industry's investment results continued to be positively impacted by lower interest rates and the strong securities markets that resulted. According to A.M. Best, both realized and unrealized capital gains for the industry was $27.0 billion in 1996, a 3.7% decrease over 1995. In effect, the capital markets, not underwriting, provided the industry's earnings. According to Standard & Poors, investment income actually masks a decline in operating income. During the first six months of 1996, pretax operating earnings declined 8.6% from the comparable year earlier period.

          In addition to market fluctuations, the property/casualty insurance industry is negatively impacted by catastrophes, such as hurricanes, earthquakes, fires and blizzards. Catastrophe losses for 1995 totaled $8.3 billion, which was $8.7 billion lower than the losses experienced in 1994, the second-worst year for catastrophes on record. The mid-Atlantic region, in which the Company writes its business, experienced some of its most severe winter storm and tornado activity on record during the first half of 1996. Catastrophe losses cost the industry $7.4 billion in 1996. Although catastrophic losses declined in 1996, the impact on the Mid-Atlantic region, OGGI's geographic focus, was actually worse. In fact, as noted in the financial section, the Company continued to pay for winter storm damage in the third quarter.

          The statutory loss ratio, or losses and related expenses divided by net premiums earned, helps property/casualty insurers determine the effect of underwriting losses on their performance. For 1995, the loss ratio for the industry was 78.6%, which showed signs of improvement over

===============================================================================
                                       10         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================

1994's ratio of 81.3% and the 10-year industry average of 81.1% due to fewer losses from catastrophes. The loss ratio remained relatively unchanged in 1996 from 1995. OGGI, however, had a loss ratio of 87.0% for the first nine months of 1996.

          According to Standard & Poor's, property/casualty insurers have been setting aside inadequate reserves in recent years in order to make themselves appear more profitable after suffering from weak premium pricing, high catastrophe losses and moderate growth from investment income. Loss reserves for the industry totaled $360.9 billion in 1995, only 3.6% higher than the $348.5 billion reserves in 1994. This trend continued in 1996 with loss reserves totaling $370.0 only 2.5% higher than 1995. If a major catastrophe occurs in the near future, the insurance industry may not have sufficient funds to cover the severity of losses incurred, according to Standard & Poors. Therefore, the insurance industry potentially could be forced to reassess its level of loss reserves which could have a negative effect on earnings.

Financial

          When premium prices drop, underwriting losses tend to increase as revenues from premiums written are insufficient to cover underwriting losses and expenses. Evidence can be seen by examining the industry's expense ratio (underwriting expenses to net premiums written). As net premiums written fail to keep pace with expenses, this ratio rises. The expense ratio in 1995 was 26.3%, compared to 26.0% in 1994 and a 10-year average of 25.95%. According to the Standard & Poor's Industry Survey, premium growth most likely will remain sluggish for the

===============================================================================
                                       11         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================

foreseeable future, and will not be sufficient to cover underwriting losses and related costs. Continuing this trend, the estimated expense ratio for 1996 was 26.0%.

          According to Standard & Poors, the best measure insurers use to judge core profitability is the combined ratio, which is calculated as the sum of the loss ratio and the expense ratio. A company having a combined ratio under 100% is profitable in its underwriting activities, while one that has a ratio above 100% is experiencing underwriting losses. The industry's combined ratio in 1995 was 106.3% compared to 108.4% in 1994. The main reason for this improvement is the lower loss ratio resulting from the less severe level of catastrophe losses incurred in 1995 as compared to 1994. The 10-year average combined ratio for the industry is 108.3%, implying that the industry has relied on investment performance for earnings. Although 1995's results appear to indicate that there are signs of improvement for insurers, combined ratios for balanced underwriters worsened in 1996 to 107.5%, as a result of the soft premium pricing environment, high level of winter storm activity, and weak level of premium renewals observed during the first quarter.

          Another measure used to compare and monitor insurance companies' prospects for growth and financial solvency and to determine current capacity utilization is statutory capital and surplus (policyholders' surplus) and the ratio of net premiums written to statutory capital and surplus. A ratio greater than one-to-one indicates that a company is writing more premiums than it has in capital. The higher the ratio, the greater amount of leverage the company is employing. The "typical" benchmark ratio for the industry is two-to-one. As displayed in the chart on the

===============================================================================
                                       12         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================

following page, 1995 net premiums written totaled 1.12 times the industry's policyholders' surplus, which was lower than the 1.30 times experienced in 1994, while as of December 31, 1996 it was an estimated 1.00 times the lowest in over 30 years. This ratio is far below the benchmark ratio of 2:1 because of the low/no growth in premiums written and growth in policyholders' surplus. The low/no growth in premiums written results from lower pricing ("soft" market) conditions created by increased competition. According to ISO data, surplus for the property/casualty industry was $231.7 billion in 1995, a 19.9% increase over 1994's surplus of $193.3 billion. This increase is attributable to modest profitability, as well as the growth in unrealized and realized capital gains in 1995. Surplus did increase to $260.0 billion as of December 31, 1996 with (ratio of 1:1). This ratio continues to be historically low and is an ominous sign for the property/casualty insurance industry.

          Due to intense competition and the resulting prolonged soft pricing conditions which make profitable growth extremely challenging, insurers are seeking to control their expenses in order to compete effectively. Consolidation has become an industry trend over the last few years, as companies merge in order to cut overhead and distribution costs while increasing premiums written through the addition of territories and regions. As more and more companies merge, the industry should become more efficient, and therefore, increased profitability should result.



===============================================================================
                                       13         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================


                      Net Premiums Written to Policyholders' Surplus

                                         1994           1995            1996
                                         ----           ----            ----
Property/Casualty Industry (a)           1.30x          1.12x           1.00x


   (a) Source: May 2, 1996 Standard & Poor's Industry Survey and A.M. Best Property/Casualty Supplement, January 6, 1997.

Summary of  Investor Perceptions

          Property/casualty insurers continue to lag the overall market. Evidence of the industry's lack of appeal can be observed by the Dow Jones Property/Casualty index gain of 18.73% versus 26.01% gain in the Dow Jones Industrial. OGGI appears to fit the market's negative stereotype for a property/casualty insurer based on its recent results as well as its operations and financial position.


===============================================================================
                                       14         Berwind Financial Group, L.P.

                       MARKET AREA AND INDUSTRY DISCUSSION
===============================================================================



               Comparable Returns on Equity for Select Industries

-------------------------------------------------------------------------------------------------------------------
                  Property/Casualty Insurance (1)                       Other Industries (2)
-------------------------------------------------------------------------------------------------------------------
                     Statutory         GAAP        Diversified      Commercial
      Year        Accounting (3)  Accounting (4)   Financial (5)       Banks          Utilities    Fortune 500 (6)
      ----        --------------  --------------   -------------    ----------        ---------    ---------------
      1986             13.9            15.0            15.9            12.8             13.3            11.6
      1987             13.2            17.3            16.3            11.1             12.8            14.4
      1988             13.2            14.1            12.8            14.6             12.7            16.2
      1989              9.1            10.5            13.0            13.6             12.4            15.0

      1990              8.5             8.8            12.7             9.9             11.5            13.0
      1991              8.9             9.6            13.9            11.9             11.5            10.2
      1992              4.4             4.5            12.8            12.2              9.4             9.0
      1993             10.6            11.0            17.1            14.9             11.1            11.9
      1994              5.6             5.6            18.4            15.6             11.3            13.7
      1995              9.0             8.7            18.2            15.6             11.9            14.0

 10-Year Average        9.6            10.5            15.1            13.2             11.8            12.7

            Source: Best's Review - Property/Casualty, January 1997.

(1) Statutory Accounting, A.M. Best data; GAAP accounting, Insurance Services Office.

(2) Data are medians. Data for 1985 to 1990 include return on preferred stock. Thereafter, return on preferred stock is excluded.

(3) Net income after taxes, divided by year-end policyholders' surplus.

(4) Revised by Insurance Services Office to reflect revisions to the GAAP procedure and the Tax Reform Act of 1986.

(5) Composed largely of companies engaged in property/casualty insurance, with or without life insurance, and other financial services.

(6) Fortune 500 U.S. Industrial Corporations.

===============================================================================
                                       15         Berwind Financial Group, L.P.

                                FINANCIAL REVIEW
===============================================================================


1996 YTD Results

                              Old Guard Group, Inc.
                      September 30, 1996 Financial Summary
                                     ($000s)

                                    September 30, 1996        December 31, 1995
                                    ------------------        -----------------
Balance Sheet

  Cash & Investments                     88,729                   100,488
  Premiums Receivable                     7,911                     6,314
  Reinsurance Recoverables               25,659                    10,275
  Other Assets                           15,239                    18,062
                                       --------                  --------
                                        137,538                   115,170

  Reserve for Losses and LAE             56,799                    52,091
  Unearned Premiums                      35,784                    33,329
  Other Liabilities                       7,296                     8,536
                                       --------                  --------
  Surplus                                37,669                    41,183

                                Nine Months Ended             Nine Months Ended
                                   September 1996                September 1995
                                   --------------             -----------------
Income Statement

  Net Premiums Earned                     $39,705                 $48,536
  Net Investment Income                     3,434                   3,408
  Other Revenue                             1,812                     822
                                          -------                 -------
  Total Revenue                            44,951                  52,766
  Losses Incurred & LAE                    34,548                  33,892
  Other Expense                            14,409                  17,706
                                          -------                 -------
  Income Before Taxes                     (4,006)                   1,168
  Income Tax Expense                      (1,458)                     252
                                          -------                --------
  Net Income                             $(2,548)                $    916
                                         ========                ========


===============================================================================
                                       16         Berwind Financial Group, L.P.

                                FINANCIAL REVIEW
===============================================================================


Revenues


                                Revenues ($000s)

                                                                       For the Year Ended 12/31,
                                        9/30/96      -------------------------------------------------------------
                                         LTM           1995           1994         1993         1992         1991
                                        -------        ----           ----         ----         ----         ----
Net Premiums Earned                     $57,832      $66,663        $63,465      $60,986      $54,013      $53,050
% Change (Year to Year)                                 5.0%           4.1%        12.9%         1.8%          N/A
Total Revenue                           $64,591      $72,406        $68,139      $66,916      $60,172      $58,596
% Change (Year to Year)                                 6.3%           1.8%        11.2%         2.7%          N/A


          The Company continues to have declining revenues in 1996. For the third quarter ended September 30, net premiums earned declined $2.8 million from a comparative period in 1995. On a latest twelve months basis, revenues have declined almost $8 million since year-end December 1995. However, much of this decline is directly attributable to the effects of instituting the quota share reinsurance treaty with American Re discussed in the original Appraisal.

          Effective January 1, 1996, the Company executed a 20% quota share reinsurance treaty with American Re-insurance. The treaty provides for a 35% ceding commission on net business written. This treaty is designed to protect the Company from high frequency and low severity type losses as occurred in the winter of 1996. Because of this quota share treaty, the Company's net premiums earned fell in the first nine months of 1996.

===============================================================================
                                       17         Berwind Financial Group, L.P.

                                FINANCIAL REVIEW
===============================================================================


          Although the Company has not prepared formal year end 1996 financial statements, discussions with management indicate expected results as follows:

                                                      1996

           Net Premiums Earned                      $53,600
           % Change (Year to Year)                  (19.6%)
           Net Income                               (1,900)


The fourth quarter showed improvement with a net income of $650,000. This improvement over the third quarter substantiates managements' current positive projections.


Investment Portfolio and Performance

                               September 30, 1996
                    Investment Portfolio Composition ($000s)

                Category                 Book Value          %
                --------                 ----------         ---
      ST Investment                         3,738            4.2
      Fixed Income                         69,786           78.7
      Preferred Stock                       5,100            5.8
      Equity - unaff.                       6,425            7.2
      Real Estate                           3,361            3.8
      Other Investments                       318            0.4
                                          -------        -------
                                           88,728        100.0%(1)


                 (1) Total may not sum to 100% due to rounding.

===============================================================================
                                       18         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================

At September 30, 1996, the Company's investment portfolio market value approximated book value. In the third quarter, the Company had transitioned out of tax exempt securities in an attempt to get higher yields on its securities. Combined with significant net investment gains, these higher yielding investments produced improved investment results over 1995.



                                                  1996 YTD       1995        1994      1993     1992
                                                  --------       ----        ----      ----     ----
Investment Results (net of expenses)(1) (%)         6.6%         5.6%        5.0%      6.0%     6.8%


    (1) (Net investment gains plus net investment income)/Average Investments


          The Company continues to maintain its conservative investment policy and portfolio. Net investment income for the third quarter of 1996 was $48,000 less than the comparable period in 1995. As with revenues, much of this can be attributable to significant cash outflow from the settlement of the quota share cessions. In addition, the Company's decrease in cash in the third quarter was attributable to continued payment of winter storm claims as well as a scheduled $750,000 payment of the principal of the American Re Surplus Note as well as the use of cash to pay out winter storm claims.


===============================================================================
                                       19         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================


Underwriting Performance



                                         YTD        1995        1994        1993         1992       1991
                                         ---        ----        ----        ----         ----       ----
GAAP Loss and LAE Ratio                 87.0%      75.8%       73.2%       69.1%        70.5%      68.9%
Five Year  GAAP Average                            71.5%  (Loss and LAE)



          Although the Company continues to target a 68.7% Loss and LAE ratio as its goal, it has been unable to reach that goal. For 9 months ending September 30, 1996, the loss and LAE ratio was 87.0%. However, for the quarter ending September 30, 1996 the Loss and LAE ratio was a respectable 66.4% reflecting the fewer winter storm claims that carried over to the third quarter. Although the third quarter showed improvement, sustained improvement would be necessary to prove a fundamental improvement in the Company's Loss and LAE ratio.

          A summary of these events and their effect on the loss and loss adjustment expense ratio by year is presented on the following page:


===============================================================================
                                       20         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================


                            Effect of Severe Weather
                                 (000's Omitted)


                                      1996        1995          1994          1993        1992       1991
                                      ----        ----          ----          ----        ----       ----
Event(s)                            Winter        Wind        Winter         Wind,        Wind       Wind
                                    Storms                    Storms      Blizzard
Direct Losses                      $12,099      $3,676       $19,169        $4,093      $2,715     $1,870
Net Losses After All                $2,769      $3,159        $3,084        $3,221      $1,673     $1,854
Recoveries
Effect on Loss and LAE Ratio          8.6%        4.7%          4.9%          5.3%        3.5%       3.5%


          These events impacted homeowners and farmowners policies most significantly. A schedule showing the direct claims arising out of these events for these lines of business follows:


                                 (000's Omitted)

                               1996 YTD         1995         1994        1993        1992        1991
                               --------         ----         ----        ----        ----        ----
Farmowners                      $4,710        $2,005      $ 5,384      $1,636      $1,031      $1,025
Homeowners                       4,881         1,100       10,804       1,110         885         407



          For 1994, 1995 and 1996 net underwriting losses reported may be attributed almost entirely to these events. Direct underwriting results for 1996 show a loss resulting entirely from the storm losses. Other factors impacting 1996 net results were high catastrophe reinsurance costs, adverse loss development and a conscious decision to liquidate certain stock holdings which were in substantial loss positions.

===============================================================================
                                       21         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================

Operating Performance



                             GAAP Expense Ratio (%)

    YTD            1995          1994         1993         1992         1991
    ---            ----          ----         ----         ----         ----
   35.7            34.9          34.8         34.4         36.2        35.5




          The expense ratio for the quarter ended September 30, 1996 was slightly higher (41.5%) due to the institution of the quota share reinsurance treaty which decreased net premiums earned greater than expenses incurred. In addition, the Company had not booked any agent contingent commissions until the third quarter further increasing expenses. This increase is considered unusual and is not expected to continue in the fourth quarter.

                        GAAP Combined Ratio (%)

        YTD       1995          1994        1993         1992      1991
        ---       ----          ----        ----         ----      ----
      122.7      110.7         108.0       103.5        106.7     104.3


                             5 Year Average - 106.6

The combined ratio continues to significantly lag the industry average. The 122.7% ratio year to date is at a five year high.


===============================================================================
                                       22         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================


Reserve Adequacy

          The Company's basic Property/Casualty product lines result in quickly quantified losses with an average length of less than 2 years' development (workers' compensation is longer, approximately 5-6 years). The Company has not experienced unfavorable development in loss reserves in the past quarter.

Equity

          At September 30, 1996 Policyholders' Surplus totaled $37.7 million, down $3.5 million from December 31, 1995's balance of $41.2 million due to year-to-date losses. However, this is an improvement over the June 30, 1996 surplus of $37.0 million due to third quarter unrealized gains and modest profitability. Although there has been improvement, the Company's ability to leverage its capital has worsened as reflected in its 1.67x ratio of net premiums earned to statutory surplus.

          Currently a surplus note in the amount of $1,500,000 is outstanding to American Re-Insurance Company (the "American Re Surplus Note") which contains rights to purchase equity of the Company in a de-mutualization transaction. According to Company management and subject to negotiation, the American Re Surplus Note will be converted into 150,000 shares



===============================================================================
                                       23         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================

of equity. Please refer to "Appraisal Discussion" for a discussion of the impact of this conversion on the pro forma valuation.


         Summary of Selected GAAP Ratios                  YTD 1996           1995          5 Year Average
         -------------------------------                  --------           ----          --------------
Expense Ratio                                               35.7%            35.9%               35.2%
Loss Ratio                                                  87.0             75.8                71.5
Combined Ratio                                             122.7            110.7               106.6
Return on Average Surplus                                    N/A              4.2                 5.7
Premium Earned Growth Rate                                   N/A              5.0                 5.9(1)
Net Prem. Earned / Surplus                                  1.67x            1.62x               1.60x

                   (1) Represents Compound Annual Growth Rate

Rationale for Demutualization Transaction

          Company management identifies several factors which led the Company to pursue the Demutualization Plan, including:

          o  Obtaining capital to:

             o  support expansion of business (premiums written)
             o enable the Company to expand and diversify its target market area
             o improve the Company's prospects to make acquisitions of other insurance companies.
             o  strengthen policyholder protection

          o Providing stock issuance as an alternative to a cash structure for acquisitions.

          o Providing capital to enhance rating agency review and rating of the Company.

          o Permit use of stock based compensation to motivate and retain employees.

          o  Providing consistent dividend payment to shareholders.

===============================================================================
                                       24         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================

Litigation

          OGGI management has indicated that there is no material litigation except for that which is disclosed in the Prospectus and discussed below.

          On November 19, 1996, the Company received an unsolicited offer for the merger of the Company into Donegal. The Board of Directors rejected Donegal's proposal based on the fact that the proposed transaction would not fit with the ongoing business strategy at the Company.

          On January 7, 1997, the President of Donegal, Donald Nikolaus, purportedly in his individual capacity as a policyholder of Old Guard Mutual filed in the Commonwealth Court of Pennsylvania a Petition for Review of the approval of the Plan by the Department. Mr. Nikolaus contends that the Act, which was passed overwhelmingly by the Pennsylvania General Assembly and which permits the Conversion, is constitutionally defective for procedural reasons and because the Plan does not provide for compensation to policyholders.

          Mr. Nikolaus asks the Commonwealth Court to (1) declare the Act unconstitutional, (2) enjoin the holding of the Special Meetings, and (3) direct the Department to rescind its approval of the Plan. No court proceedings have been scheduled with respect to the Petition for Review, although a hearing on the request to enjoin holding the Special Meetings has occurred, and the Court declined Mr. Nikolaus' request for an injunction. Final adjudication of the case by the Commonwealth Court could take a year or more and the parties then could appeal any decision to


===============================================================================
                                       25         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================

the Pennsylvania Supreme Court and then to the United States Supreme Court, although either or both higher Courts can elect not to hear the appeal. Such appeals, if made, could take an additional two to four years.

          The Department has advised the Company that it believes the Act is constitutional, and it intends to defend this action vigorously, as do the Company and the Insurance companies. Moreover, the Court has refused Mr. Nicolaus' request for an injunction. The Company and the Insurance Companies believe that it is unlikely that an injunction [update] will be issued to enjoin the holding of the Special Meetings and the Company and the Insurance companies further believe, based on the advice of such counsel, that they will ultimately prevail on the merits of the case principally because of (i) the existence of court decisions that have consistently upheld the constitutionality of a very similar federal statutory provision providing for the conversion to stock form of mutual savings and loan associations pursuant to which over 1,000 mutual to stock conversions have been completed, and (ii) a court decision upholding the constitutionality of a similar Pennsylvania statutory provision providing for the conversion to stock form of a Pennsylvania mutual savings bank.

          The Company's prospectus details the uncertainty as to the outcome of the case, as well as to the remedy the Court would grant. Various outcomes no matter how remote, are also detailed.

          In the event that the Company loses this case and the remedy prescribed by the court contains onerous financial obligations, the Company could be forced to seek the protection of the bankruptcy laws and the Insurance Companies could be deemed insolvent and seized by the


===============================================================================
                                       26         Berwind Financial Group, L.P.

                               FINANCIAL REVIEW
===============================================================================


Department as discussed in the prospectus. The probability is good that additional legal fees will be incurred ($400,00 to $1,000,000). However, the Company's directors and officers' insurance caps any such legal fees at $100,000.

          While Company management and legal counsel have indicated the strength of OGGI's position in this litigation and, importantly, have characterized the risk of bankruptcy as remote, as indicated above, severe adverse financial consequences are still a possible outcome of this litigation. Berwind has relied upon Company management's and its legal counsel's opinions that (i) the Company's position in the case is well-supported, (ii) the remedy, if the Company did lose the case, cannot be predicted and (iii) the potential for material adverse consequences is not probable.

          As discussed in the "Appraisal Discussion" section, the range of financial impact from this litigation could be from no cost to bankruptcy, with the risk impossible to quantify.


===============================================================================
                                       27         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================


Comparable Public Company Analysis


         Berwind used the same methodology as the original Appraisal in analyzing the Comparable publicly-traded companies. Berwind used the same comparable companies in its analysis. There have been no major acquisitions or new issuance of securities by any of the comparable companies since our original Appraisal which would have significantly effected share prices.

         For informational purposes, a brief description of each of the publicly-traded companies follows.

         o Allied Group, Inc., based in Iowa, is a leading regional property/casualty insurer specializing in personal lines, which it sells predominantly in the central and western United States. The company's subsidiaries utilize independent agencies, exclusive agencies, and direct response marketing to sell its products. Allied Group focuses its underwriting on private passenger auto and homeowners business, with 66% of its business in personal lines and 34% in commercial lines.

         o American Indemnity Financial Corporation is a Galveston, Texas based holding company comprised of a group of regional property and casualty insurance companies that offer personal and commercial lines of insurance through independent agents. It offers auto, homeowners multiple peril, workers' compensation, fire and allied lines, commercial multiple peril and general casualty lines of insurance. The majority of the company's business is written in Texas (over 70%); other states where the company writes business include Florida, Louisiana, Mississippi, Alabama, Tennessee, Kentucky and six other states.

         o The Commerce Group, Inc. is engaged primarily in providing personal and commercial property and casualty insurance in Massachusetts. Its principal insurance line is motor vehicle insurance, primarily covering personal automobiles. The company also offers commercial automobile, homeowners, inland marine, fire, general liability and commercial multi-peril insurance. Through its 1995 acquisition of Western Pioneer Insurance Company, a personal


===============================================================================
                                       28         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

             automobile insurer located in Pleasanton, California, the company has the ability to write insurance outside the state of Massachusetts.

         o Donegal Group Inc., headquartered in Marietta, Pennsylvania, is a regional insurance holding company offering property and casualty insurance in the states of Pennsylvania, Delaware, Maryland, Ohio and Virginia through its wholly-owned subsidiaries and through a pooling agreement with its affiliate, Donegal Mutual Insurance Company. The company is also licensed to conduct business in Indiana, North Carolina and New York. It offers full lines of personal and commercial products, including businessowners, commercial multi-peril, automobile, homeowners, boat owners, workers' compensation and other coverages. Donegal Group Inc. was formed in September 1986 by Donegal Mutual Insurance Company, which owns 59% of the outstanding common shares.

         o Erie Indemnity Company is a Pennsylvania business corporation that was formed in 1925 to be the attorney-in-fact for Erie Insurance Exchange, a Pennsylvania-domiciled reciprocal insurance exchange. The Erie Insurance Exchange underwrites a broad line of personal and commercial property and casualty insurance coverages, including automobile, homeowners, commercial multi-peril and workers' compensation. Erie Indemnity Company's principal business consists of managing the Erie Insurance Exchange, but it is also engaged in the property/casualty business through its wholly-owned subsidiaries. The company, together with the Exchange and its subsidiaries and affiliates, operates collectively under the name Erie Insurance Group. The company operates in eight states and the District of Columbia, although most of its business is written in Pennsylvania, Ohio, West Virginia, Maryland, and Virginia.

         o Harleysville Group Inc. is a regional insurance holding company headquartered in Harleysville, Pennsylvania which, through its subsidiaries, underwrites a broad line of commercial and personal property and casualty insurance coverages, including automobile, homeowners, commercial multi-peril, and workers' compensation. These coverages are marketed primarily in the eastern half of the United States. Regional offices are maintained in Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee and Virginia. Harleysville Group is approximately 56% owned by Harleysville Mutual Insurance Company.

         o Merchants Group, Inc., through its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc., markets tailored property and casualty insurance products to individuals and businesses in market segments with identifiable individual risk factors in the northeastern, mid-Atlantic, and midwestern United States. The company is licensed to underwrite most major lines of property and casualty insurance, including personal and commercial automobile, multi-peril, homeowners, and general liability, with the majority of its business written in New York, New Hampshire, and New Jersey.

===============================================================================
                                       29         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

         o Meridian Insurance Group, Inc. is a regional holding company that underwrites property and casualty insurance through its wholly-owned subsidiary, Meridian Security Insurance Company. Approximately 89% of the company's 1995 business was written by Meridian Mutual Insurance Company, an Indiana-domiciled mutual insurance company that currently owns 46.5% of the company's outstanding common stock. Meridian Mutual writes a broad line of property and casualty insurance, including personal and commercial automobile, homeowner, farmowners and commercial multi-peril, and worker's compensation. Business is written in the states of Illinois, Indiana, Kentucky, Michigan, Ohio, Tennessee, and Wisconsin. Meridian Security writes personal and farm lines policies primarily in the rural areas of Indiana, Kentucky, Ohio, Tennessee, and Wisconsin.

         o Penn-America Group, Inc., headquartered in Hatboro, Pennsylvania, is an insurance holding company which, through its wholly-owned subsidiary, Penn-America Insurance Company, writes commercial property, general liability and multi-peril insurance and personal automobile insurance on a surplus lines or nonstandard basis. The Company focuses on smaller, Main Street businesses in the surplus lines market, such as restaurants, taverns, retail businesses, contractors and similar classes, that may not have access to standard insurance, but drive the economies of rural and suburban areas. The company does not write unique or high risk policies. The company markets its products nationally in small cities and towns, but writes personal automobile coverage in only two states, Washington and California.

         o State Auto Financial Corporation is an insurance holding company located in Columbus, Ohio. The company and its subsidiaries are affiliated with State Automobile Mutual Insurance Company, which owns 67% of the company's common stock. The company, including its subsidiaries and affiliates, currently writes property and casualty insurance in twenty two midwestern and southern states. Principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance.


===============================================================================
                                       30         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================


                              Financial Comparisons

         The statutory data used in the original Appraisal was as of December 31, 1995. There is no new statutory data reported for the consolidated entities in their Form 10-Q filings, so there are no changes in the statutory analysis.



Comparison with Comparable Group

          In updating the previous Appraisal, we continued to separate the comparable companies into two groups based on differences in their profitability. Profitability was determined by analyzing such measures as return on average common equity (22.56% median for higher profitability group vs. 10.93% median for lower profitability group), return on average capital (23.68% vs. 13.83%), return on average assets (6.64% vs. 3.16%), and pretax return on revenue (13.46% vs. 4.62%). As evidenced by the following table, in most cases, there continues to be significant and meaningful difference between the higher and lower profitability group medians.


===============================================================================
                                       31         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================


                                     Group Medians
-----------------------------------------------------------------------------------------
                             Return
                                on        Return      Return      Pretax
                             Average        on          on        Return     Price/Book
                             Common      Average      Average       on       Value Per
                             Equity(1)  Capital(1)    Assets(1)  Revenue(2)   Share(2)
                             --------   ---------     --------   ---------   --------
Higher Profitability         22.56%       23.68%       6.64%      13.46%       1.86x

Lower Profitability          10.93%       13.83%       3.16%       4.62%        .91x

Lower Profitability as
a Percent of  Higher
Profitability                48.45%       58.40%      47.59%      34.32%       48.92%

Lower Profitability as a
Percent of Comparable
Group                        68.43%       86.55%      66.35%      44.91%       69.47%
                             ======       ======      ======      ======       ======


          (1) Based on fiscal year end financials.
          (2) Based on latest twelve months ended September 30, 1996.

          The lower profitability group, which includes Donegal Group, Harleysville Group, Meridian Insurance, Merchants Group, and American Indemnity, exhibited a median price to book value of .91x, or approximately 70% of the comparable group's median price to book value per share of 1.31x for the twelve months ended September 1996, based on closing stock prices on February 7, 1997. Therefore, it would appear that those companies which produce lower returns/profitability continue to exhibit lower price to book value per share ratios. OGGI is still less profitable than the median of even the lower profitability group, implying that it should be valued below the median of lower profitability group. In addition, the original Appraisal had the lower profitability group as a percent of the Comparables at 70.73%. As of February 7, the percentage has dropped slightly to 69.47%.


===============================================================================
                                       32         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

                                                                         Comparison of Profitability
                                                             -------------------------------------------------
                                                             Return on
                                                             Average            Return on           Return on
                                                             Common             Average             Average
                                                             Equity(1)          Capital(1)          Assets(1)
                                                             --------           ---------           --------
         Old Guard Group, Inc.                                 4.23%              5.17%                1.23%

         Comparable Group Median                              15.98              18.54                 4.76

         Higher Profitability Median                          22.56              23.68                 6.64

         Lower Profitability Median                           10.93              13.83                 3.16

                    (1) Based on fiscal year end financials.


          The market capitalization multiples continue to be insignificant due to the numerous companies operating at a loss. One significant ratio that did increase as a whole is the total market capitalization to operating income ratio. That increased from 8.39x in our previous analysis to 10.23x in our current analysis. As in the original Appraisal, the Company's operating income is negative and is therefore not relied upon in the valuation.

Application of Comparable Multiples

          We continue to believe that there are a number of meaningful differences that differentiates the company and its comparable peers. These differences meaningfully decrease the Company's value below that of the value assumed when applying the comparable company's multiples.


===============================================================================
                                       33         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

          For information purposes, we have restated those differences below.

          Profitability of OGGI - As discussed in the financial comparison section, OGGI is less profitable and suffers from higher underwriting expenses and losses than its comparable group. In addition, the Company experienced extremely tight cash flows in the first nine months of 1996, which resulted in the rescheduling of a principal payment on a surplus note due on April 20, 1996. Such cash flow deficiencies are not viewed favorably in a public market.

          Because of OGGI's unprofitable underwriting activity, it is more dependent on investment results to bolster earnings. For example, in 1995, OGGI generated $5.5 million of net investment income and net investment gains while generating only $2.1 million in profit before tax. Since approximately 79% of the book value of OGGI's investment portfolio is made up of fixed income products, OGGI's interest income and investment gains (and ultimately, net earnings) are heavily influenced by interest rate movements. Uncertainty in today's capital markets makes OGGI's valuation more variable than a company with stronger underwriting earnings. Additionally, continued poor performance could create concern with respect to the Company's A.M. Best rating. A downgrade, if one occurred, would be detrimental to the Company's business operations and its valuation.

          Because the Company's financial results and position do not compare favorably with its peers and because it matches investor's negative perceptions of the industry (refer to page 15), OGGI should be valued not as the comparable group taken as a whole but by focusing on multiples applied to the lower profitability group discussed in the "Market Comparison" section. Since the lower profitability group's median price to book value ratio was .91x, approximately 69% of the comparable group median (1.31x), a significant discount should be applied to OGGI.

          Geographic Concentration - Substantially all of the Company's premiums (94%) are written in Pennsylvania, with the balance in Maryland and Delaware. Therefore, profitability of OGGI is subject to the prevailing economic, regulatory, demographic, climatic and other conditions in primarily one state, including the harsh winters suffered by the Mid-Atlantic states over the last few years. Although the companies in the comparable group also focus their business on certain states, most enjoy greater diversity in their target market regions. Even with OGGI's new investment and acquisition, the Company's geographic concentration has not been significantly diluted. A discount to the comparable peer group should be applied to the comparable company valuation due to OGGI's high geographic concentration.

===============================================================================
                                       34         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

          Size Disadvantage - OGGI's policyholders' surplus as of September 30, 1996 was $37.7 million, substantially less than the comparable group median of $147.0 million. Even a $34 million offering will leave the Company at less than 50% of its peers. Net premiums earned of $57.8 also indicate a much smaller company than the peer group (median of $127.7 million). Larger companies with greater resources frequently are able to be more competitive given their access to marketing and management talent, economies of scale, sophistication and greater diversification in underwriting. Additionally, greater size may offer increased investor protection in the event of extraordinary events and catastrophic losses.

          OGGI's Business Strategy Means Additional Risk - In order to increase revenues while mitigating weather and catastrophe-related risks and to diversify its product offerings, OGGI intends to modify its product mix and make acquisitions of other insurance companies. Changing a proven product mix and merging with other insurance companies present added risk for OGGI and its potential shareholders because success (in the completion of such moves or in the operations themselves) is not guaranteed. For example, in 1996, the Company attempted to acquire Lutheran Benevolent Insurance Exchange. After the Company's Directors declined to pursue the opportunity, it had incurred expenses as well as management time and effort; additionally, the recovery of a surplus advance in the amount of $250,000 has been written off. In addition, acquisitions can result in dilution of book value and earnings per share. Since investors require higher returns with increased risk, the Company's valuation must be discounted from the comparable group to make up for this additional risk.

          No Prior Market for Common Stock - Because the Company currently is a mutual insurance company, there has been no public market for its common stock. As with any new issue, there can be no assurance that an active trading market will develop or be sustained or that there will be sufficient demand for the Common Stock. Also, since uncertainty exists regarding what the value of OGGI's stock will be once it starts trading publicly, investors will require a higher return on their initial investment. The more uncertainty that arises from an offering, the lower the initial public offering price should be to induce potential shareholders to purchase stock.

          First Mutual Conversion of an Insurance Company in Pennsylvania under Act 79 - OGGI will be the first insurance company to convert from a mutual company to a stock company under the new Pennsylvania legislation. Since no prior conversions of this type have occurred in the Commonwealth of Pennsylvania under this legislation, no precedents exist to be used as examples for valuation purposes or to determine how this process will be received by the policyholders and the public. Policyholders may show little interest because they may not fully understand what they are purchasing due to the novel nature of the offering or because policyholders may not have a strong affinity with their property/casualty insurer. According to the Act, "the pro forma market value may be the value that is estimated to be necessary to attract full subscription for the shares as indicated by the independent evaluation." Given the numerous uncertainties associated with the first such conversion in Pennsylvania, a discount in excess of a standard new
===============================================================================
                                       35         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

          issue discount must be applied to induce potential shareholders to purchase shares and attract a full subscription.

          In addition to the above discounts, Berwind considered the pending litigation discussed on page 26 as well as the additional income from the New Castle investment and improved loss condition. In terms of earnings prospects, the effect of the litigation is the one-time cost of the legal fees and the burden on the Company's management time. The additional legal fees, which are capped at $100,000, would lend to a decrease in earnings over the next year. The additional pre-tax income of $85,000 from the Company's investment, as well as the potential for decreased expenses from a more mild winter (1997 year to date has been less severe than 1996) add credibility to the Company's projections. Importantly, Company management has elected not to change the forecast for the Company's earnings.

          In the aggregate the Company's earnings prospects have not changed materially. Predicting the outcome of the Company's litigation is not possible with any degree of certainty.

          Upon consideration of the Comparable Group data as well as the important differences between OGGI and Comparable Group (discussed above and taken as a whole), Berwind applied an aggregate discount to the valuation multiples derived in the Comparable Public Company Analysis of 45%. The charts on the following pages summarize the valuation discounts and their effect on OGGI pro forma valuation.

          The appraisal range listed below includes the effect of the conversion of the American Re Surplus. As discussed in the original Appraisal, we have considered the effect of the note


===============================================================================
                                       36         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

which requires a slight initial discount to maintain the targeted price to book value estimate. The conversion of debt increases the equity account as well as the number of shares issued.



            Example of Multiple Applicable to Old Guard Group, Inc.

                                                  Price to Book Value(1)
                                                  ---------------------
Comparable Group Multiple                                 1.31x

Profitability - Initial                                    .91x

Discounts applied, including
new issue, profitability, geographic
concentration, business strategy risk,
size disadvantage, first conversion
under Act(2)                                                45%
                                                          ----
Adjusted Multiple                                          .50x


(1) Price to earnings multiples were not used due to OGGI's currently depressed earnings as well as the historical variability of the Company's earnings.

(2) Discounts must be viewed in the aggregate and taken as a whole.



===============================================================================
                                       37         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================


Valuation Conclusion

             The following is a summary of changes in the Company's position since the original Appraisal.

             o Company is in the process of reviewing its pricing policy and has begun to examine its underwriting programs.

             o The quarter ended December 31, 1996 is anticipated to show improvement over the previous quarter. This is in line with management's projections.

             o OGGI is subject to litigation which could have a material effect on the Company if it were to be decided against the Company. Company management and its legal counsel have indicated that there is no certainty as to the outcome. Therefore, we have not considered the effect of this litigation on our valuation.

             o The Company has made an investment in New Castle and an acquisition of FDIC, which slightly increases revenues and gives OGGI a stronger presence in Delaware.


===============================================================================
                                       38         Berwind Financial Group, L.P.

                              APPRAISAL DISCUSSION
===============================================================================

             o There has been no change in projections of the Company despite the above changes.

             Having evaluated all of the above changes to the Company from August 19, 1996 to February 7, 1997, it is Berwind's opinion that the financial and operational state of the Company, on a net basis, has not materially changed. We have utilized the current book value multiple of .91x (up slightly from .87x at 8/19/96). We have continued to apply a discount of 45% to this multiple to account for the differences between the Company and the Comparable Peer Group.

             In Berwind's opinion, at February 7, 1997 OGGI's estimated pro forma book value was $71.1 million implying an offering size of $33.4 million, representing approximately the same value as in our August 19, 1996 appraisal.



===============================================================================
                                       39         Berwind Financial Group, L.P.